SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Flamel Technologies S.A.
(Name of Issuer)

Ordinary Shares, Nominal Value (Euro) 0.122 Per Share
(Title of Class of Securities)

ISIN NO. FR0004018711 (ADSs)

338488109 (ADSs) (1)
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------
(1) The Ordinary Shares have no CUSIP number.  The ISIN number for the Ordinary Shares is FR0004018711.  The CUSIP number for the ADSs is 338488109.

(Page 1 of 16 Pages)

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) O.S.S. Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,072,524
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,072,524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,072,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.62%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oscar S. Schafer & Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 273,021
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 273,021
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,021
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.12%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oscar S. Schafer & Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,902,585
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,902,585
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.82%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) O.S.S. Overseas Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 889,713
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 889,713
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.65%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) O.S.S. Overseas Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 889,713
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 889,713
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.65%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) O.S.S. Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,175,606
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,175,606
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,606
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.94%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schafer Brothers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,072,524
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,072,524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,072,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.62%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oscar S. Schafer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -50,000-
	6	SHARED VOTING POWER 3,072,524
	7	SOLE DISPOSITIVE POWER -50,000-
	8	SHARED DISPOSITIVE POWER 3,072,524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.83%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 10 of 16 Pages

Item 1 .	(a)	NAME OF ISSUER.
Flamel Technologies S.A.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Parc Club du Moulin a Vent 33 avenue du Dr. Georges Levy 69693 Venissieux cedex France

Item 2 (a).	NAME OF PERSON FILING:

(i)	Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to the Ordinary Shares (as defined in Item 2(d) below) directly owned by it;

(ii)
Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to the Ordinary Shares (as defined in Item 2(d) below) directly owned by it;

(iii)
O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of each of the Partnerships, with respect to the Ordinary Shares (as defined in Item 2(d) below) directly owned by each of the Partnerships;

(iv)
O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), which wholly owns OSS Overseas Master (as defined in (v) below), with respect to Ordinary Shares owned by OSS Overseas Master;

(v)	O.S.S. Overseas Master Fund Ltd., a Cayman Islands exempted company ("OSS Overseas Master"), with respect to the Ordinary Shares directly owned by it;

(vi)
O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager and management company, to OSS Overseas Master, the Partnerships and other investment funds (the "Other Investment Funds"), respectively, and has investment discretion with respect to the Ordinary Shares directly owned by OSS Overseas Master, the Partnerships and the Other Investment Funds.

(vii)
Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to the  Ordinary Shares directly owned by OSS Overseas Master, the Partnerships and the Other Investment Funds; and

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 11 of 16 Pages

(viii)
Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and of the Partnerships, OSS Overseas Master and the Other Investment Funds with respect to the Ordinary Shares directly owned by the Partnerships, OSS Overseas Master and the Other Investment Funds, and also with respect to Ordinary Shares directly owned by him.

The Partnerships, OSS Overseas Master, OSS Overseas, the General Partner, the Investment Manager, SB LLC and Mr. Schafer are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2.
	(a)	NAME OF PERSON FILING
		(i)	O.S.S. Capital Management LP
		(ii)	Oscar S. Schafer & Partners I LP
		(iii)	Oscar S. Schafer & Partners II LP
		(iv)	O.S.S. Overseas Fund Ltd.
		(v)	O.S.S. Overseas Master Fund Ltd.
		(vi)	O.S.S. Advisors LLC
		(vii)	Schafer Brothers LLC
		(viii)	Oscar S. Schafer

(b)	ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

The address of the principal business offices of each of:

	(i)	Investment Manager
598 Madison Avenue New York, NY 10022
	(ii)	OSS I
598 Madison Avenue New York, NY 10022
	(iii)	OSS II
598 Madison Avenue New York, NY 10022
	(iv)	OSS Overseas
Walkers Corporate Services Limited Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands
	(v)	OSS Overseas Master
Walkers Corporate Services Limited Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands
	(vi)	General Partner
598 Madison Avenue New York, NY 10022
	(vii)	SB LLC
598 Madison Avenue New York, NY 10022
	(viii)	Mr. Schafer
598 Madison Avenue New York, NY 10022

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 12 of 16 Pages

(c)	CITIZENSHIP
	(i)	Investment Manager - Delaware, USA
	(ii)	OSS I – Delaware, USA
	(iii)	OSS II – Delaware, USA
	(iv)	OSS Overseas – Cayman Islands
	(v)	OSS Overseas Master – Cayman Islands
	(vi)	General Partner – Delaware, USA
	(vii)	SB LLC – Delaware, USA
	(viii)	Mr. Schafer – New York, USA

(d)	TITLE OF CLASS OF SECURITIES
Ordinary Shares, Nominal Value (Euro) 0.122 Per Share, which are owned in the form of ADSs ("Ordinary Shares")

(e)	CUSIP NUMBER
The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(i)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 13 of 16 Pages

Item 4.	OWNERSHIP.

A.	Investment Manager
	(a)	Amount beneficially owned: 3,072,524
(b)
Percent of class: 12.62%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 24,343,000 shares of Ordinary Shares issued and outstanding as of February 9, 2011 as reported on Bloomberg on February 9, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,072,524
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 3,072,524

B.	OSS I
	(a)	Amount beneficially owned: 273,021
	(b)	Percent of class: 1.12%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 273,021
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 273,021

C.	OSS II
	(a)	Amount beneficially owned: 1,902,585
	(b)	Percent of class: 7.82%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,902,585
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,902,585

D.	OSS Overseas
	(a)	Amount beneficially owned: 889,713
	(b)	Percent of class: 3.65%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 889,713
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 889,713

E.	OSS Overseas Master
	(a)	Amount beneficially owned: 889,713
	(b)	Percent of class: 3.65%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 889,713
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 889,713

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 14 of 16 Pages

F.	General Partner
	(a)	Amount beneficially owned: 2,175,606
	(b)	Percent of class: 8.94%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,175,606
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,175,606

G.	SB LLC
	(a)	Amount beneficially owned: 3,072,524
	(b)	Percent of class: 12.62%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,072,524
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 3,072,524

H.	Mr. Schafer
	(a)	Amount beneficially owned: 3,122,524
	(b)	Percent of class: 12.83%
	(c)	(i)	Sole power to vote or direct the vote: -50,000-
		(ii)	Shared power to vote or direct the vote: 3,072,524
		(iii)	Sole power to dispose or direct the disposition: -50,000-
		(iv)	Shared power to dispose or direct the disposition: 3,072,524

The Investment Manager, the General Partner, SB LLC and Mr. Schafer expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The (i) limited partners and the general partner of the Partnerships and (ii) the shareholders and advisor of OSS Overseas and OSS Overseas Master have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Partnerships, OSS Overseas and OSS Overseas Master, respectively.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 15 of 16 Pages

Item 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

/s/ Oscar S. Schafer
Signature

Oscar S. Schafer, Managing Partner
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 338488109 ISIN No. FR0004018711	13G	Page 16 of 16 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 14, 2011

/s/ Oscar S. Schafer
individually and as senior managing member of
(a)	O.S.S. Advisors LLC, for itself and as the general partner of
	(i)	Oscar S. Schafer & Partners I LP; and
	(ii)	Oscar S. Schafer & Partners II LP; and

(b)	Schafer Brothers LLC, for itself and as the general partner of O.S.S. Capital Management LP and investment manager of O.S.S. Overseas Fund Ltd. and O.S.S. Overseas Master Fund Ltd.